January 22, 2015

Filed Via SEDAR

British Columbia Securities Commission	New Brunswick Securities Commission
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Financial Services Commission	Prince Edward Island Securities Office
The Manitoba Securities Commission	Newfoundland and Labrador, Office of the Superintendent of Securities
Ontario Securities Commission	Autorité des marchés financiers

Dear Sirs:

Re: Eldorado Gold Corporation (the “Issuer”)

We are pleased to advise you of the details of the upcoming meeting of the shareholders of the Issuer:

CUSIP / ISIN:	284902103 / CA2849021035
Meeting Type:	Annual General Meeting
Meeting Date:	April 30, 2015
Record Date of Notice:	March 12, 2015
Record Date of Voting:	March 12, 2015
Beneficial Ownership Determination Date:	March 12, 2015
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Meeting Location:	Vancouver, BC
Notice and Access – Registered Holders:	Yes
Stratification:	No
Stratification Type:	N/A
Notice and Access – Beneficial Holders:	Yes
Stratification:	No
Stratification Type:	N/A
Issuer Sending Material Directly To NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for the Issuer.

Yours truly,

VALIANT TRUST COMPANY

“Alex Cheung”

Alex Cheung

Assistant Account Manager, Client Services

cc: CDS & Co

600-750 Cambie Street Vancouver. BC V6B 0A2 604-699-4880